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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Riviana Foods Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

769536103

(Cusip Number)

Jaime Carbó Fernández
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31

Copy to:

Douglas L. Getter
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44(0)20 7456 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769536103			Page 2 of 5

1.	Name of Reporting Person: Ebro Puleva S.A.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 14,780,994*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 14,780,994*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,780,994*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93%**

14.	Type of Reporting Person (See Instructions): CO

*  Includes 833,918 shares of Riviana Foods Inc. common stock underlying certain options to purchase the common stock of Riviana Foods Inc. The reporting person may be deemed to have beneficial ownership of the shares underlying such options by virtue of the Stockholder Agreements described in Items 4 and 5 of the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by Ebro Puleva S.A. or Ebro Puleva Partners G.P., that either of them is the beneficial owner of any of the common stock underlying such options for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**  The calculation of the foregoing percentage is based on the number of shares of Riviana Foods Inc. common stock outstanding as of July 23, 2004 (14,529,823) as set forth in the Merger Agreement (as defined in the Schedule 13D) and assumes that all outstanding options (1,388,120), also as set forth in the Merger Agreement, will be exercisable within 60 days from July 23, 2004.

CUSIP No. 769536103			Page 3 of 5

1.	Name of Reporting Person: Ebro Puleva Partners G.P.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 14,780,994*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 14,780,994*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,780,994*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93%**

14.	Type of Reporting Person (See Instructions): PN

*  Includes 833,918 shares of Riviana Foods Inc. common stock underlying certain options to purchase the common stock of Riviana Foods Inc. The reporting person may be deemed to have beneficial ownership of the shares underlying such options by virtue of the Stockholder Agreements described in Items 4 and 5 of the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by Ebro Puleva S.A. or Ebro Puleva Partners G.P., that either of them is the beneficial owner of any of the common stock underlying such options for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**  The calculation of the foregoing percentage is based on the number of shares of Riviana Foods Inc. common stock outstanding as of July 23, 2004 (14,529,823) as set forth in the Merger Agreement (as defined in the Schedule 13D) and assumes that all outstanding options (1,388,120), also as set forth in the Merger Agreement, will be exercisable within 60 days from July 23, 2004.

Item 1. Security and Issuer.

     This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2004, as amended by Amendment No. 1 filed with the Commission on August 30, 2004 (the “Schedule 13D”), by Ebro Puleva S.A. (“Parent”) and by Ebro Puleva Partners G.P. (“Purchaser”) (Purchaser and Parent together, the “Reporting Persons”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock (the “Shares”) of the Riviana Foods Inc. (the “Company”) for $25.75 per Share, net to the seller in cash, and certain agreements entered into in connection therewith, upon the terms and subject to conditions set forth in the Offer to Purchase (the “Offer to Purchase”) filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on July 30, 2004, as amended (“Schedule TO”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meaning assigned to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a), (b) and (c) The Offer’s initial offering period expired at 12:00 midnight, New York City time, on August 26, 2004. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. On August 27, 2004, Purchaser and Parent announced that a subsequent offering period for the Offer would commence immediately and expire on September 1, 2004 at 5:00 p.m., New York City time, unless extended.

     The Depositary for the Offer advised Parent and Purchaser that, as of the expiration of the subsequent offering period of the Offer, an aggregate of 13,947,076 Shares were validly tendered to the Purchaser in the Offer and Purchaser immediately accepted all such Shares for payment in accordance with the terms of the Offer.

     On September 3, 2004, Purchaser, having acquired more than 90% of the outstanding Shares, entered a “short-form” merger under Delaware law without any action by any other shareholder of the Company. Purchaser formed a wholly-owned subsidiary, Ebro Puleva, Inc., solely for the purpose of consummating the Merger. Upon consummation of the Merger, Ebro Puleva, Inc. was merged with and into the Company and the Company became a wholly-owned subsidiary of Purchaser.

     Except for the execution and delivery of the Stockholder Agreements, the Merger Agreement, the Merger Agreement Amendment and the purchase of Shares following the expiration of the initial offering period and the subsequent offering period as described in this Amendment and in the Schedule 13D, no transactions in Shares were effected by Purchaser or Parent during the 60 days prior to the date hereof.

     (d) Inapplicable.

     (e) Inapplicable.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated: September 7, 2004.

EBRO PULEVA S.A.

By:	/s/ Jaime Carbó Fernández

Name: Jaime Carbó Fernández
Title: Chief Financial Officer

EBRO PULEVA PARTNERS G.P.

By: EBRO PULEVA S.A.,

its General Partner

By:	/s/ Jaime Carbó Fernández

Name: Jaime Carbó Fernández
Title: Chief Financial Officer